UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File No. 000-26719
Mercantile Bank of Michigan 401(k) Plan
Mercantile Bank Corporation
310 Leonard Street, NW
Grand Rapids, Michigan 49504
(616) 406-3000

REQUIRED INFORMATION
The Mercantile Bank of Michigan 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1, 2 and 3 of Form 11-K for annual reports, the financial statements and schedules of the Plan for the two years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.
MERCANTILE BANK OF MICHIGAN 401(K) PLAN

Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

MERCANTILE BANK OF MICHIGAN 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator of
     Mercantile Bank of Michigan 401(k) Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP

Grand Rapids, Michigan
June 28, 2010

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Statements of Net Assets Available for Benefits

December 31,	2009	2008

Assets
Investments, at fair value:
Mutual funds	$7,934,004	$5,805,794
Common stock — securities of employer	1,153,288	1,417,163
Common/collective trust	641,137	506,029
Money market fund	8,329	737
Participant loans	155,079	142,872

Total investments	9,891,837	7,872,595
Cash	100	80,572

Net Assets Available for Benefits, at Fair Value	9,891,937	7,953,167

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(3,000)	27,645

Net Assets Available for Benefits	$9,888,937	$7,980,812

See accompanying notes to financial statements.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2009	2008

Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,438,098	$(6,488,719)
Interest	8,373	10,206
Dividends — cash	180,117	346,745

Total investment income (loss)	1,626,588	(6,131,768)

Contributions:
Employer	176,621	810,053
Employee	1,034,850	1,330,448
Rollover	6,447	307,097

Total contributions	1,217,918	2,447,598

Total Additions	2,844,506	(3,684,170)

Deductions
Benefits paid to participants	921,401	1,212,423
Deemed distributions	9,800	26,939
Administrative expenses	5,180	3,851

Total Deductions	936,381	1,243,213

Net increase	1,908,125	(4,927,383)

Net Assets Available for Benefits, beginning of year	7,980,812	12,908,195

Net Assets Available for Benefits, end of year	$9,888,937	$7,980,812

See accompanying notes to financial statements.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
1.	PLAN DESCRIPTION

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the fiscal quarter following date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also roll over account balances from other qualified defined benefit or defined contribution plans into their account. Effective January 1, 2008, participants may elect to make Roth deferral contributions.

The Bank may contribute additional amounts at the discretion of the Bank’s Board of Directors in the form of a matching contribution, which is a percentage of the participant’s elective contribution for the year. Prior to March 27, 2009, the Bank made matching contributions equal to 100% of the first 5% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement.

Effective March 27, 2009, the Bank suspended the employer matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and employer contributions and earnings thereon.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on outstanding loans as of December 31, 2009 ranged from 3.25% to 8.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence, in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., loan origination and distribution fees) are charged directly to the participant’s account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2009 and 2008, approximately 12% and 18%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Money market and mutual funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values (NAV) of shares held by the Plan.

Mercantile Bank Corporation common stock — Valued at the closing price reported on the active market on which the security is traded.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
Common/collective trust (CCT): The fair value of the Plan’s interest in the CCT is based on audited information reported by the issuer, The Union Bond & Trust Company (Union). Union determines fair value based on the underlying investments (primarily conventional, synthetic and separate account investment contracts, and cash equivalents). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans: Participant loans are stated at cost, which approximates fair value.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
3.	INVESTMENTS

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2009 and 2008.

	Investments at Fair Value
December 31, 2009	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic stock funds	$4,550,437	$—	$—	$4,550,437
International stock funds	2,385,318	—	—	2,385,318
Fixed income funds	546,246	—	—	546,246
Balanced funds	432,496	—	—	432,496
Lifestyle/asset allocation funds	19,507	—	—	19,507

Total mutual funds	7,934,004	—	—	7,934,004

Common stock	1,153,288	—	—	1,153,288
Common/collective trust	—	641,137	—	641,137
Money market fund	8,329	—	—	8,329
Participant loans	—	155,079	—	155,079

Investments, at fair value	$9,095,621	$796,216	$—	$9,891,837

	Investments at Fair Value
December 31, 2008	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic stock funds	$3,515,752	$—	$—	$3,515,752
International stock funds	1,315,561	—	—	1,315,561
Fixed income funds	672,486	—	—	672,486
Balanced funds	301,995	—	—	301,995

Total mutual funds	5,805,794	—	—	5,805,794

Common stock	1,417,163	—	—	1,417,163
Common/collective trust	—	506,029	—	506,029
Money market fund	737	—	—	737
Participant loans	—	142,872	—	142,872

Investments, at fair value	$7,223,694	$648,901	$—	$7,872,595

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

December 31,	2009	2008

Mutual funds
American Funds Growth Fund of America	$1,357,429	$991,658
American Funds Europacific Growth	1,094,349	757,171
Royce Value Investment	778,982	506,702
American Funds Cap World Growth and Income	731,883	558,390
Franklin Mutual Beacon	717,071	594,864
Federated Kaufmann	679,107	547,097
American Funds Investment Company of America	667,849	484,151
PIMCO Total Return	*	578,795
Common/collective trust
Union Bond & Trust Co. Stable Value Fund	641,137	533,674
Common stock
Mercantile Bank Corporation	1,153,288	1,417,163

*	Below 5% of net assets available for benefits.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Notes to Financial Statements
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

December 31,	2009	2008

Mutual funds	$1,879,056	$(3,600,252)
Common/collective trust	12,217	17,809
Common stock	(453,175)	(2,906,276)

Net Appreciation (Depreciation) in Fair Value of Investments	$1,438,098	$(6,488,719)

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company (Schwab). Schwab is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 374,444 and 329,573 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2009 and 2008, respectively, represent approximately 4.40% and 3.84% of the Corporation’s outstanding shares as of December 31, 2009 and 2008, respectively.

Cash dividends of $24,365 and $76,801 were paid to the Plan by Mercantile Bank Corporation during 2009 and 2008, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated June 1, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated effective January 1, 2008, and the Bank has applied for a new determination letter. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Mercantile Bank of Michigan
401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 38-3360868

December 31, 2009
		(c)
		Description of Investment,
	(b)	Including Maturity Date,				(e)
	Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,		(d)		Current
(a)	or Similar Party	Par or Maturity Value		Cost		Value

	Mutual funds
	American Funds EuroPacific Growth	29,043	shares	*	*	$1,094,349
	American Funds Growth Fund of America	50,406	shares	*	*	1,357,429
	American Funds Investment Company of America	25,786	shares	*	*	667,849
	American Funds New World	9,303	shares	*	*	434,932
	American Funds Target Date 2015	282	shares	*	*	2,429
	American Funds Target Date 2025	1,158	shares	*	*	9,669
	American Funds Target Date 2045	870	shares	*	*	7,409
	American Funds Capital World Growth and Income	21,583	shares	*	*	731,883
	Columbia Small Cap Value	1,472	shares	*	*	53,125
	Federated Kaufmann	145,731	shares	*	*	679,107
	Franklin Income	208,935	shares	*	*	432,496
	Franklin Mutual Beacon	62,901	shares	*	*	717,071
	Perkins MidCap Value	2,491	shares	*	*	49,331
	PIMCO High Yield	13,106	shares	*	*	115,333
	PIMCO Total Return	39,899	shares	*	*	430,913
	Royce Value Investment	76,899	shares	*	*	778,982
	Thornburg Investment Income Builder	6,963	shares	*	*	124,154
	Vanguard 500 Index Investor	2,411	shares	*	*	247,543

	Total mutual funds					7,934,004

	Common stock
*	Mercantile Bank Corporation	374,444	shares	*	*	1,153,288

	Common/collective trust
	Union Bond & Trust Stable Value Fund	28,954	shares	*	*	641,137

	Money market fund
*	Schwab Value Advantage Fund	8,329	shares	*	*	8,329

*	Participant loans	(3.25% to 8.25%)		—		155,079

	Total Investments					$9,891,837

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan
Date: June 28, 2010	By:	/s/ Lonna L. Wiersma
Lonna L. Wiersma, Trustee

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm